Beset by Falling Sales, Babycare Marketers Increasing Turning to Older Kids to Boost Revenue

NEW YORK, Aug. 4 /PRNewswire/ -- Suffering from the effects of a long-term, bruising price war, manufacturers of baby care supplies are increasingly turning to toddlers and even pre-schoolers to boost revenue, according to The U.S. Market for Babycare Supplies, a new report from publisher Packaged Facts, a division of MarketResearch.com.

Sales for babycare products, such as disposable diapers, wipes, bottles, washes and pacifiers, have been falling for five years, the report found. In 2004, retail sales of babycare products reached $6.1 billion, down from $7.5 billion in 2000.

Several factors have contributed to declining sales, with perhaps the most significant being constant price slashing from the top marketers, Kimberly Clark and Procter & Gamble. Adding to the babycare market woes has been the lack of a true boom in births; instead, the U.S. has had a series of "boomlets" that have been insufficient to generate growth.

Out of necessity, marketers of babycare supplies are issuing more products for toddlers and even older kids. Most of these products are designed to assist kids to become more responsible-and independent-in the bathroom. Thus there is strong appeal from parents desperate for their kids to learn proper hygiene.

"Examples of such new products abound," said Don Montuori, publisher of Packaged Facts. "Pampers came out with 'Kandoo' trainers. Huggies Pull-Ups training pants have been extended with a version imprinted with colorful Learning Designs, which fade when wet, thus motivating a trip to the bathroom. Johnson & Johnson has issued Johnson's Buddies haircare and skincare products emblazoned with original characters that kids can call 'buddies.'"

The U.S. Market for Babycare Supplies covers five product areas: disposable diapers, wipes/moist towelettes, baby body care, feeding accessories, and pacifiers/teethers. The report charts historical sales and projections; analyzes marketing and new product trends; provides a detailed listing of new products; and profiles key market players and consumers.

Priced at $3,000, this report can be purchased directly from Packaged Facts at http://www.packagedfacts.com/pub/1098297.html. It is also available at MarketResearch.com.
About Packaged Facts

Packaged Facts, a division of MarketResearch.com, publishes research reports on a wide range of consumer industries, including consumer goods and retailing, foods and beverages, and demographics. For more information visit www.PackagedFacts.com, or contact Irina Frukhtbeyn at 301-468-3650 x203, or ifrukhtbeyn@marketresearch.com.

SOURCE Packaged Facts

08/04/2005 08:59 ET

I. ECONOMIC OUTLOOK

U. S. OUTLOOK

The economy has slowed earlier than previously anticipated under the weight of high oil prices. Previous forecasts called for economic growth to slow in the last half of 2005 as the economy returns to trend growth. The key reasons to anticipate weaker growth are an easing of spending growth by stretched consumers and a softer housing market. GDP growth of 3.4% is expected in 2005, before slowing to 2.9% in 2006.

Chart I.1
Growth is Expected to Ease
(Real GDP, Percent Change From a Year Earlier)


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The Forecast in Brief

Just a month ago, the evidence suggested that the economy had grown at a solid 4.0% pace in the first quarter. But a series of weak reports during April—a wider trade deficit, softer retail sales, declining manufacturing output, lower housing starts, falling durable goods orders—indicated a loss of momentum, and the initial estimate of first-quarter GDP growth came in at just 3.1%. Final sales growth slowed while inventories rose sharply, suggesting that some of the inventories were unwanted and therefore likely to place a drag on growth in the second quarter.

Assuming that oil prices hold in the region of $50/barrel, growth will probably stabilize in the second quarter and most likely improve in the third. The strong employment report for April (released after the forecast was completed) suggests that the improvement may come even more quickly, in the second quarter.

Consumer spending growth slowed to 3.5% in the first quarter, still a robust pace, although the quarter ended weakly as higher gasoline prices bit into consumer incomes. Spending growth is likely to fall below 3.0% in the second quarter. Income growth is not vigorous enough to support 3%-plus consumption growth indefinitely. Spending growth at or just below 3% should become the norm in the future, as spending growth moves into balance with income and employment gains, and the saving rate stabilizes.

Chart 1.2
Personal Saving Rate Should Rise, Then Stabilize As Consumption Softens
(Saving as a Percent of Disposable Income)


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Housing activity, like consumption, will not outgrow the economy indefinitely. For the moment, though, residential construction remains hot, and the recent slide in long-term interest rates has supplied added impetus. The recent strong evidence on new home sales points to a forecast of housing starts to more than 2 million units for 2005, which would be the first year at or above 2 million since 1978, and should prove to be the peak for the cycle, before rising interest rates slow activity in 2006. The feared housing crash remains unlikely, though, unless interest rates move higher much more quickly than anticipated.

Chart 1.3
Housing Starts Will Slow As Rates Rise


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Single-Family Starts (Left Scale,Millions of Units)
30-Year Mortgage Rate (Right Scale, Percent)

Business fixed investment growth disappointed in the first quarter, suggesting that there may have been a "payback" after the expiration of bonus depreciation allowances at the end of 2004 after all. Orders and shipments for nondefense capital goods excluding aircraft ended the quarter much weaker than they began.

But there are sufficient projects in the pipeline—and sufficient cash to fund them—to produce a near-double-digit increase in business fixed investment this year. Confidence indicators like the ISM indexes, for both manufacturing and nonmanufacturing, have slipped but remain at elevated levels. In addition, the rebound in nonresidential construction spending should finally get off the ground this year.

Federal, state, and local governments will provide little more than minimal support to economic growth going forward. Washington's spending will be held down by the Republican majority's need to appear fiscally responsible, while state and municipal spending is constrained by continued budget imbalances and tight-fisted taxpayers.

Surging imports meant that foreign trade knocked 1.5 percentage points off first-quarter GDP growth, emphasizing once again the extent to which U.S. demand is driving the global economy. The forecast assumes that import growth will pause as inventory accumulation slows in the second quarter. Even so, tepid export growth will leave the current-account deficit heading above $800 billion this year (more than 6.5% of GDP). The outlook for foreign demand has become gloomier, given rising oil prices and poor news on economic growth from Europe and Japan. Worsening global trade imbalances mean that the dollar must fall farther, perhaps substantially so. An additional 5–10% decline in the currency by the end of 2006 should allow U.S. export growth to overtake world trade growth next year—for the first time since 1997. But the outlook would be far healthier if the world economy were firing on all cylinders.

Key Forecast Assumptions

The Fed raised the federal funds rate another 25 basis points on May 3, to 3.00%, as expected. It said that monetary policy was still "accommodative" and retained its mantra that rate hikes can be "measured." Global Insight assumes that the Fed will raise rates by 25 basis points at every meeting from now through November, pushing the funds rate to 4.00% by year-end. The next 25-basis-point hike (to 3.25%) is expected on June 30th.

Although the worsening U.S. current-account deficit implies that downside risks predominate for the greenback, the dollar has strengthened against most currencies since the beginning of the year. The dollar is still expected to decline over the rest of the year. The current forecast assumes a 4% trade-weighted depreciation against major currencies over the four quarters of 2005 and a steeper decline in 2006 (6%). We also assume that the U.S. dollar will decline gradually against the currencies of other important trading partners, and that the Chinese authorities will begin to allow their currency to drift upwards in 2007.

Real federal purchases, which climbed 4.7% in 2004, are assumed to slow to 3.1% growth in 2005 and 2.0% growth in 2006. The 2005 growth rate has been revised down from 3.6% due to lower-than-expected spending in the first quarter.

Oil prices (West Texas Intermediate) are assumed to remain at roughly $50/barrel for the rest of 2005, before edging lower to average just above $48 in 2006.

The forecast assumes that Congress will not allow all of the recent personal tax reductions to expire as scheduled. But we are also assuming that Congress will tinker enough to raise federal personal income taxes, little by little, back toward their historical average of 8.2% of GDP.

The expiration of the "bonus depreciation" provisions will affect some measures of corporate profits and taxes in 2005. Taxable profits (sometimes referred to as "book" profits) will climb sharply due to a decline in deductions, and taxes will rise. Initial estimates of depreciation allowances provided with the first-quarter national income accounts suggest that "book" profits will jump by around $250 billion (annual rate) in the first quarter of 2005. Pretax profits with the capital consumption adjustment (sometimes described as "economic" profits) will not be affected by the tax change, though, because this concept measures depreciation on an economic, rather than a tax-accounting, basis.

Expanded display of ML# C28859



MLS#: C28859
List Pr: $399,000
Strt#: 675
Dir:
Str/Rd Nm: INDUSTRIAL BLVD
Prop Type/Style: Commercial Building(s), Multi-Unit Commercial, Other-See Remarks
Area: Delta

Subdivisn N/A | City DELTA | State CO | Zip Code 81416
Old Address 675 INDUSTRIAL BLVD. | Kickout Clause

Lot Size 1.22 ACRES | Zoning | Frontage
Deed Rstrc N | Flood Plain N | Irrigated N | Irrgtn Wr Incl N
Legal LOT 3, EAST DELTA INDUSTRIAL PARK
Taxes 4858.10 | Tax Yr 2004 | Avg Utils | Bldg Name TUSHIES

Type Busns | Yr Est | # Current Tenants 1
Gr Anl Incm | Net Oper Incm | Cap Rate
Inv Pkg Avl | Lse Rate/SF/Yr | Pref Lngth Lse
Ttl SF Avl 11500 | # Bldgs 2 | Divisible | Ttl Bldg SF 11013
Exst Ofc SF | Clear Hgt | # Restrms 5.5 | Yr Built 1976 | Roof Age 3
Floors 1 | # Elevators 0 | Multi-Tenant NO | Current # Rntl Units
Drv-in Drs 3 | Existg Signage TUSHIES | Voltage 3 | Amperage 220

Remarks 11,000 SF COMMERCIAL BLDG. READY FOR JUST ABOUT ANY TYPE OF BUSINESS. INCLUDES 3 PHASE/220 VOLT POWER, RECEPTION AREA, CONFERENCE RM, OFFICES, MFG & WAREHOUSE SPACE, LOADING DOCK, PATIO & COURTYARD + LUNCHROOM & AMPLE OFF STREET PARKING. LOCATED IN THE DELTA INDUSTRIAL PARK.

Directions HWY 92 TO INDUSTRIAL BLVD. TO SIGN ON RIGHT
Selr Conc Amt | Ownr Fin N | Internet Y | Rght of Refusl N | Pay Brok or Title Co FAHTCO
Lstg Agrmnt EXCL RGHT | Dual/Var Rate N | Co-op Fee | Ernst Money 15000
Owner Name TENDERCARE INTERNATIONAL, INC | Phone

Property Type/Style: Commercial Building(s), Multi-Unit Commercial, Other-See Remarks
Cnstrctn/Siding: Steel Frame, Brick Veneer
Sub Structure: Slab, Concrete
Roof: Rolled Asphalt
Floor Type: Concrete, Carpet
Heating Source: Natural Gas, Electric
Heating System: Forced Air
Air Conditioning: Central Electric
Lighting: Fluorescent, Mercury Vapor
Existing Utilities: Sanitary Sewer, Water, Gas, Electric
Available Utilities: Sanitary Sewer, Water, Gas, Electric
Parking: Paved, Off Street
Tenant Pays: None, Other-See Remarks

Landlord Pays: Building Insurance, Real Estate Taxes, Interior Maintenance, Other-See Remarks
Misc Items: Security System, 3 Phase
Documents on File: Full Length Description, Survey
Inclusions: None
Terms: Cash, New Loan, 1031 Exchange
Access: County, City/Town, Paved
Acreage: 1-5 acres
Possession: Negotiable, After Closing
Showing Inst: Call LO for Appointment, LA Must Accompany, Key LO, Restricted Days/Hours, Boundaries Surveyed, Plat Available
Area: Delta

Summary of Salient Facts

A summary of the salient facts of this report is as follows:

The fee simple property rights of the property are being appraised, as though free of any liens or encumbrances. The appraisal report date is May 23, 2003. The function of the appraisal is intended for determining the market value of the property for loan purposes by WestStar Bank of Delta and is not intended for any other use.
The purpose of the appraisal is to appraise the property rights of the fee simple estate and arrive at a "market value."

The owner of the property is RMED International, Inc. The property is identified by the Delta County Assessor's Office with the parcel number 3455-171-02-003. The property included in the market value consists of the land value and the existing commercial improvements valued "as is."

The legal description of the subject property is East Delta Industrial Park, Lot 3.

The highest and best use of the property is determined to be as the property is to be "as improved."

Marketing time for the subject property is expected to be six to nine months.

This appraiser personally inspected the interior and exterior of the subject property. All comparable improved and vacant land sales were inspected by this appraiser.